                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                         CALAMOS ASSET MANAGEMENT, INC.
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    12811R104
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 11 Pages)

                                  SCHEDULE 13G

CUSIP No. 12811R104                                           PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Calamos Family Partners, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States of America.
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   76,800,100*
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       Not applicable.
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
PERSON WITH        76,800,100*
               -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   Not applicable.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,800,100*
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     76.8%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* Includes 76,800,000 membership units of Calamos Holdings LLC exchangeable on demand for shares of Class A Common Stock of the issuer and 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer, in each case pursuant to the Amended and Restated Certificate of Incorporation of the issuer. Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, Calamos Family Partners, Inc. ("CFP"), as a holder of shares of Class B Common Stock, is entitled to a number of votes equal to ten (10) multiplied by the sum of (x) the aggregate number of shares of Class B Common Stock held by CFP and (y) the aggregate number of membership units of Calamos Holdings LLC, or any successor entity thereto, held by CFP, divided by (z) the number of shares of Class B Common Stock held by CFP. CFP's interest represents approximately 97.1% of the votes of the holders of the Common Stock of the issuer.

                                  SCHEDULE 13G

CUSIP No. 12811R104                                           PAGE 4 OF 11 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John P. Calamos
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of the United States of America.
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   77,000,100**
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       Not applicable.
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
PERSON WITH        77,000,100**
               -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   Not applicable.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,000,100**
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     77.0%**
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

** Includes shares beneficially owned by Calamos Family Partners, Inc. and 200,000 membership units of Calamos Holdings LLC owned by John P. Calamos exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Amended and Restated Certificate of Incorporation of the issuer.

This Amendment No. 1 to Schedule 13G (as so amended the "13G") is being filed to reflect new addresses of the Issuer and Reporting Persons. The 13G is amended and restated to read in its entirety as follows:

ITEM 1.

          (a)  Name of Issuer:

               Calamos Asset Management, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               2020 Calamos Court, Naperville, Illinois 60563.

ITEM 2.

          (a)  Name of Person Filing.

               This statement is being filed jointly by Calamos Family Partners, Inc. ("CFP") and John P. Calamos. Mr. Calamos is the controlling stockholder of CFP.

          (b)  Address of Principal Business Office or, if none, Residence.

               Calamos Family Partners, Inc.
               2020 Calamos Court, Naperville, Illinois 60563

               John P. Calamos
               2020 Calamos Court, Naperville, Illinois 60563

          (c)  Citizenship.

               John P. Calamos is a citizen of the United States of America. CFP is a Delaware Corporation.

          (d)  Title of Class of Securities.

               Class A Common Stock, Par Value $0.01 Per Share

          (e)  CUSIP Number.

               12811R104

ITEM 3.   Not applicable.

ITEM 4.   OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


                               Page 6 of 11 Pages

          (a) Amount Beneficially Owned: CFP beneficially owns 76,800,100* shares of Class A Common Stock. John P. Calamos beneficially owns 77,000,100** shares of Class A Common Stock (including the shares beneficially owned by CFP).

          (b)  Percent of Class:
               76.8%* of the votes of the holders of the Class A Common Stock with respect to CFP; and
               77.0%** of the votes of the holders of the Class A Common Stock with respect to John P.Calamos.

          (c)  Number of shares as to which the person has:

               (i) sole power to vote or to direct the vote 76,800,100* shares of Class A Common Stock with respect to CFP; and 77,000,100** shares of Class A Common Stock with respect to John P. Calamos.

               (ii) shared power to vote or to direct the vote
                    0

               (iii) sole power to dispose or to direct the disposition of
                    76,800,100* shares of Class A Common Stock with respect to CFP; and 77,000,100** shares of Class A Common Stock with respect to John P. Calamos.

               (iv) shared power to dispose or to direct the disposition of
                    0

          * Includes 76,800,000 membership units of Calamos Holdings LLC exchangeable on demand for shares of Class A Common Stock of the issuer and 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer, in each case pursuant to the Amended and Restated Certificate of Incorporation of the issuer. Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, CFP, as a holder of shares of Class B Common Stock, is entitled to a number of votes equal to ten (10) multiplied by the sum of
               (x) the aggregate number of shares of Class B Common Stock held by CFP and (y) the aggregate number of membership units of Calamos Holdings LLC, or any successor entity thereto, held by CFP, divided by (z) the number of shares of Class B Common Stock held by CFP. CFP's interest represents approximately 97.1% of the votes of the holders of the Common Stock of the issuer.

          ** Includes shares beneficially owned by Calamos Family Partners, Inc. and 200,000 membership units of Calamos Holdings LLC owned by John P. Calamos exchangeable on demand for shares of Class A Common Stock of the issuer.


                               Page 7 of 11 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                               Page 8 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CALAMOS FAMILY PARTNERS, INC.


Dated: February 8, 2006                 By: /s/ John P. Calamos
                                            ------------------------------------
                                        Name: John P. Calamos
                                        Title: President


                               Page 9 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2006                 /s/ John P. Calamos
                                        ----------------------------------------
                                        John P. Calamos


                              Page 10 of 11 Pages